UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 16)*

BAJA MINING CORP.
(Name of Issuer)

Common Shares, Without Par Value
(Title of Class of Securities)

05709R103
(CUSIP Number)

with a copy to:
Mr. Jonathan Fiorello	Robert G. Minion, Esq.
Mount Kellett Capital Management LP	Lowenstein Sandler PC
623 Fifth Avenue, 18th Floor	1251 Avenue of the Americas, 17th Floor
New York, NY 10022	New York, NY 10020
(212) 588-6100	(646) 414-6930

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 9, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.		05709R103
1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Mount Kellett Capital Management LP

2.		Check the Appropriate Box if a Member of a Group (See Instructions):
(a)
(b)	☒

3.		SEC Use Only

4.		Source of Funds (See Instructions): WC

5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
Not Applicable

6.		Citizenship or Place of Organization: State of Delaware

Number of	7.	Sole Voting Power:	67,421,117*
Shares Beneficially	8.	Shared Voting Power:	0*
Owned by
Each Reporting	9.	Sole Dispositive Power:	67,421,117*
Person With	10.	Shared Dispositive Power:	0*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	67,421,117*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
	(See Instructions):	Not Applicable

13.	Percent of Class Represented by Amount in Row (11):	19.8%*

14.	Type of Reporting Person (See Instructions): IA

*As of May 14, 2012 (the “Filing Date”), Mount Kellett Master Fund II-A, L.P., a Cayman Islands exempted limited partnership (the “Fund”), holds 67,421,117 common shares, without par value (the “Common Shares”), of Baja Mining Corp., a corporation incorporated under the laws of the Province of British Columbia, Canada (the “Company”). Mount Kellett Capital Management LP (the “Reporting Person”) possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by the Fund. Based on the Company’s Annual Information Form for the year ending December 31, 2011, dated March 30, 2012, that was filed with the United States Securities and Exchange Commission as an exhibit to the Company’s Annual Report filed on Form 40-F, as of March 30, 2012, there were 339,963,025 issued and outstanding Common Shares. Thus, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934 (the “Act”), the Reporting Person is deemed to beneficially own 19.8% of the Common Shares issued and outstanding as of the Filing Date. In addition to the Common Shares held by the Fund and deemed beneficially owned by the Reporting Person, a senior executive employed by the Reporting Person (the “Senior Executive Employee”) holds 40,000 Common Shares. The Reporting Person disclaims the existence of a group pursuant to Section 13(d)(3) of the Act with the Senior Executive Employee and/or any other person or entity. In addition, pursuant to Rule 13d-4 under the Act, the Reporting Person disclaims the beneficial ownership of any Common Shares, or options exercisable for Common Shares, held by the Senior Executive Employee and/or any other person or entity.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by adding the following after the nineteenth paragraph thereof:

On May 9, 2012, the Reporting Person filed a requisition with the BC Supreme Court which adjourns consideration by the BC Supreme Court of the Reporting Person’s Supreme Court Petition.

Also on May 9, 2012, the Reporting Person and the Company entered into a Confidentiality and Non-Disclosure Agreement (the “Confidentiality Agreement”), dated as of May 8, 2012 (the “Agreement Date”), a copy of which is attached to this Schedule 13D as Exhibit 7.30. The Confidentiality Agreement, among other things, requires that the Reporting Person not disclose certain confidential information that the Company provides to the Reporting Person. The confidential information is being provided in connection with the Reporting Person’s due diligence review of the Company related to the possible provision by the Reporting Person of debt and/or equity financing to the Company.

In addition, the Confidentiality Agreement provides that the Reporting Person, for a period of six (6) months from the Agreement Date, without the consent of the Company’s board of directors, will not, directly or indirectly, effect or propose any takeover bid, merger, amalgamation or other business combination involving the Company or any of its assets. These standstill restrictions will terminate if one or more parties unaffiliated with the Reporting Person makes a public proposal to acquire a majority of the Company’s (i) voting or equity securities or (ii) assets.

The description of the Confidentiality Agreement set forth above is qualified in its entirety by reference to the complete copy of the agreement that is attached to this Schedule 13D as an exhibit pursuant to Item 7 hereof.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

Based on the Company’s Annual Information Form for the year ending December 31, 2011, dated March 30, 2012, that was filed with the United States Securities and Exchange Commission as an exhibit to the Company’s Annual Report filed on Form 40-F, as of March 30, 2012, there were 339,963,025 issued and outstanding Common Shares. As of May 14, 2012 (the “Filing Date”), the Fund holds 67,421,117 Common Shares. The Reporting Person possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by the Fund. Thus, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934 (the “Act”), the Reporting Person is deemed to beneficially own 19.8% of the Common Shares issued and outstanding as of the Filing Date.

In addition to the Common Shares held by the Fund and deemed beneficially owned by the Reporting Person, a senior executive employed by the Reporting Person (the “Senior Executive Employee”) holds 40,000 Common Shares. The Reporting Person disclaims the existence of a group pursuant to Section 13(d)(3) of the Act with the Senior Executive Employee and/or any other person or entity. In addition, pursuant to Rule 13d-4 under the Act, the Reporting Person disclaims the beneficial ownership of any Common Shares, or options exercisable for Common Shares, held by the Senior Executive Employee and/or any other person or entity.

There were no transactions in the Common Shares (or securities convertible into, exercisable for or exchangeable for Common Shares) by the Reporting Person or any other person or entity controlled by Reporting Person, or any person or entity for which the Reporting Person possesses voting or investment control, during the period commencing sixty (60) days prior to May 9, 2012, the date of the event which required the filing of this Schedule 13D, and ending on the Filing Date.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety as follows:

Other than the Confidentiality Agreement that is more fully described in Item 4 of this Schedule 13D, and except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between the Reporting Person, or any other person or entity controlled by Reporting Person, or any person or entity for which the Reporting Person possesses voting or investment control, and any other person or entity.

Item 7.	Material to be Filed as Exhibits.

7.30 Confidentiality Agreement, dated as of May 8, 2012, by and between the Reporting Person and the Company.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 14, 2012

MOUNT KELLETT CAPITAL MANAGEMENT LP

By:	Mount Kellett Capital Management GP LLC,
its general partner

By:	/s/ Jonathan Fiorello
Jonathan Fiorello
Chief Operating Officer

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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